UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Certifying Accountant

On January 9, 2025, the audit committee of NWTN Inc., a Cayman Islands exempted company (the “Company”), dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years end December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph regarding the change in accounting principles. However, as described below, the financial statements on which the report was issued contained errors and should not be relied upon.

During the two most recent fiscal years ended December 31, 2022 and through the subsequent interim period up to and including the date of Marcum Asia’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum Asia, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. Other than as described below, there were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2022 and 2021 or in the subsequent period up to and including the date of Marcum Asia’s dismissal.

As disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed on July 22, 2024, the audit committee and the management of the Company, after discussion with Marcum Asia, concluded that the audited financial statements for the year ended December 31, 2022 (the “Annual Period”), which were included in a Form 20-F (the “2022 Annual Report”), and the unaudited financial statements for the six months ended June 30, 2023 (the “Interim Period,” which, together with the Annual Period, the “Affected Periods”) should no longer be relied upon and should be restated to reflect the appropriate accounting treatment for seven shareholders’ borrowings from the Company to satisfy their guarantee obligations at the Affected Periods under certain agreements entered into with Al Ataa Investment LLC in September 2022 (the “Al Ataa Agreements”).

Additionally, Marcum advised the Company that it would need to support that the shareholders’ borrowings discussed in the preceding paragraph was permitted under SOX 402(b). A review by a legal firm retained by the audit committee has not been completed as of the date hereof.

As disclosed in the 2022 Annual Report, the Company had material weaknesses in its internal controls over financial reporting relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. generally accepted accounting principles (“GAAP”) and the Securities and Exchange Commission (the “SEC”) reporting and compliance requirements and (ii) a lack of an effective review by management for the year end accounting close and reporting. The errors in the Company’s financial statements for the Affected Periods were largely attributable to weak controls at the time when the Al Ataa Agreements became effective. The Company has also determined that its internal control over financial reporting was not effective as of December 31, 2023 and is in the process of implementing a remediation plan to address its control deficiencies.

The Company has provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated January 13, 2025, is filed as Exhibit 16.1 to this Form 6-K.

On January 9, 2025, the audit committee of the Company approved the appointment of AssentSure PAC (“AssentSure”) as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2023, 2022 and 2021 and interim six-month periods ended June 30, 2024 and 2023, subject to completion of its standard client acceptance procedures. During the two most recent fiscal years and in the subsequent interim period through the appointment of AssentSure, the Company has not consulted with AssentSure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia CPAs LLP, dated January 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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